

officialveganmob · Following

officialveganmob If you want to invest click on the link in the bio

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

4w

   

676 likes

JULY 26

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VEGAN BBQ & SOULFOOD

OAKLAND, CALIFORNIA

DO YOU WANT TO INVEST IN **VEGAN MOB**!?!?
AN OPPORTUNITY IS COMING SOON!

VEGAN M☮B















Invest in Vegan Mob‼️
We are about to go live with our investment campaign. Get in before it's live. Once it's live it will be hard to get a slot. Link will be in the bio until Tuesday 🔥🔥🔥🔥🔥🔥
officialveganmob • Following
Vegan Mob · Vegan BBQ and Soul Food
Be one of the first to have a chance to invest in the company on the rise to change the world. One of the most popular Vegan AA. Restaurants in the nation is doing something huge. Now is your chance to be apart of something big!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to
228 likes
JULY 18
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where in life !
BIG STEPPIN'
Let's get this campaign to $600,000 tonight. Who wants to invest in the MOB⁉️⁉️⁉️⁉️⁉️⁉️
Click on the Link in the Bio to invest ‼️‼️‼️‼️‼️
officialveganmob • Following
Vegan Mob - Vegan BBQ and Soul Food
officialveganmob To get started please click on the link in the bio after reading the disclosure!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received
Liked by wefunder and 94 others
JULY 19
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